                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. )*

                                  PROCEPT, INC.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   742 683 105
                                 (CUSIP Number)

                              Michael G. Jesselson
                                   Suite 4101
                 1301 Avenue of the Americas, New York, NY 10019
                                  212-459-9517
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 2, 1997
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with the statement. [X] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

         NOTE: Six copies of this statement, including all exhibits should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                        (Continued on following pages)

                             (Page 1 of 5 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 Schedule 13D

CUSIP No. 742 683 105                         13D            Page 2 of 5 Pages

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Michael G. Jesselson

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [ ]
                                                            (b) [ ]

3.       SEC USE ONLY


4.       SOURCE OF FUNDS*
         PF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                         [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         U.S.A.

                  7. SOLE VOTING POWER
  NUMBER OF              1,144,604
   SHARES
 BENEFICIALLY     8. SHARED VOTING POWER
   OWNED BY               -0-
     EACH
   REPORTING      9. SOLE DISPOSITIVE POWER
 PERSON WITH             1,144,604

                 10. SHARED DISPOSITIVE POWER
                           -0-

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    1,144,604

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                        [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    8.34%

14.      TYPE OF REPORTING PERSON*
         IN

                                                              Page 3 of 5 Pages

Item 1.  Security and Issuer.

         This statement relates to shares of Common Stock, par value $.01 per share (the "Common Stock"), of Procept, Inc. (the "Company"). The address of the principal executive office of the Company is 840 Memorial Drive, Cambridge, MA 02139.

Item 2.  Identity and Background.

         (a)  This statement is filed on behalf of Michael G.
Jesselson.

         (b) Mr. Jesselson's business address is Suite 4101, 1301 Avenue of the Americas, New York, NY 10019.

         (c) Mr. Jesselson's present principal occupation is an investor. Mr. Jesselson is employes by Jesselson Capital Corp.,
Suite 4101, 1301 Avenue of the Americas, New York, NY 10019.

         (d) Mr. Jesselson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

         (e) During the last five years, Mr. Jesselson has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction relating to the violation of any federal or state securities law.

         (f) Mr. Jesselson is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

         Mr. Jesselson acquired shares of Common Stock of the Company during the past sixty days for an aggregate purchase price of $335,937.50. These shares were purchased using personal funds.

Item 4.  Purpose of Transaction.

         The shares were purchased for investment. Mr. Jesselson has no plan with respect to his shares which is referred to in Items
4(a)-4(j)of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         (a) Mr. Jesselson owns 1,144,604 shares of the Company's Common Stock.

This constitutes 8.34% of the 13,720,334 shares outstanding in the most recently available filing with the Commission by the Company.

         (b) Mr. Jesselson has the sole power to vote and dispose of all his shares of the Company's Common Stock.

                                                              Page 4 of 5 Pages

         (c) The following purchase transactions were effected by Mr. Jesselson during the past sixty days:

Date      Transaction Type       Amount       Price per Share
7/2/97    Open market purchase   575,000       $0.4375
7/2/97    Open market purchase   225,000       $0.375

         (d)      Not Applicable.

         (e)      Not applicable.

Item 6.  Contracts, Arrangements, Understandings or
Relationships With Respect to Securities of the Issuer.

         None.

Item 7. Material to be Filed as Exhibits.

         None.

                                                              Page 5 of 5 Pages



                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



July 8, 1997


                                         /s/ Michael G. Jesselson
                                         ------------------------------
                                         Michael G. Jesselson